EXHIBIT 14

                                  PAUL  DUGGAN
                          53 W. JACKSON BLVD-SUITE 400
                            CHICAGO, ILLINOIS   60604
                                 (312) 294-6440
                               (312) 294-6449 FAX

                                 August 24, 1998


   Ms. Mary Beth Poronsky-Stull
   Damen Financial Corp.
   200 West Higgins Road
   Schaumburg, IL  60195-3780

   Dear Mary Beth:

   You should be in receipt of my shareholder proposal. In recent weeks, the market price of stock at Damen Financial (Damen) has gone down dramatically. It currently trades at $15 per share, which is down from its 52 week high of 19-1/4 and near its 52 week low of $14.

   I am in receipt of management's letter to shareholders (accompanying the dividend check) which discusses how well things are going. The market obviously sees the performance of Damen's stock in a fashion other than the way you and management look at it. If the market was excited, this stock would be setting new highs not nearing new lows. The stock has been down since the annual meeting and now trades at around book value.

   I believe the time has come to sell the company. There are a number of things that can be done to add value now while you market the company for sale. I offer the following outline as a possible way for you to enhance the price of your stock and the ultimate sellout value of the company.

   1. Initiate a new buyback program. Approve and announce a buyback program for up to 20% of the stock of Damen Financial. Indicate that the program will be in place over the next year. This approach, which would be consistent with your change to a national bank charter (the benefits of which you have not availed yourself of) would have the following advantages.

             a. For every share of stock Damen purchased, Damen would not have to pay a 48 cent annual dividend on those shares.

             b. With the stock currently trading at/or below book value, stock purchases in this range would be accretive to earnings per share and to book value.

             c. All stock repurchases would help your excess capital problems.

             d. Rather than having Mr. Gartner handle this buyback, I would use the services of Sandler O'Neill & Partners or Robert Baird & Company. I think an outside advisor would be helpful.

        When looking at buybacks, Damen should assess the impact on earnings. Net interest margin is only 2.95% (pre-tax). This would be about 1.77% after tax. Dividends currently cost 48 cents per year with after-tax money. This is a 3.2% cost (after tax) on a $15 buyback. It clearly is cheaper to use excess capital to do buybacks than to invest in marginal investments with a 1.77% after tax yield.

   2. Dividend Increase. Your current dividend is 12 cents per quarter or 48 cents per year. Consider an instant increase of 25% to 15 cents per quarter and 60 cents per year based on the following thoughts:

             a. A 60 cent dividend would infer a 4% yield on a $15 stock price (a strong support for the stock).

             b. A dividend in excess of current earnings would help reduce your excess capital.

             c. There is no reason a dividend cannot exceed earnings per share. I refer you to the recently sold Southwest Financial (SWBI). SWBI paid 25 cents per quarter in dividends as a way to reduce their excess capital.

             d. You can pay a 60 cent per share dividend on 80% of current shares with the same amount of money as a 48 cent dividend on 100% of shares. Current shares outstanding are 2,967,154, with an inferred annual dividend cost of $1,424,234. If 20% of the shares are repurchased before the next dividend, you could go to a 60 cent annual rate and have the same annual dividend cost.

   3. Reconfigure your Board of Directors. You currently have 3 directors up for re-election at the next annual meeting. Why not have your two senior directors retire early and appoint two outside directors now. This would have a number of advantages.

             a. Adding Board of Directors with financial expertise would assist you in considering strategies such as dividend increases and buybacks.

             b. A change in the Board would be a signal to outside investors that you are making a move forward.

             c. In conjunction with the appointment of Mr. Baldermann, you would have added strong financial advisors to your core group. I could give you a list of quality advisors with banking, lending, and financial experience. I think you and your board should be receiving better advice.

   4. Consider changing your option programs. Does your current option program provide for acceleration of vesting upon change in control? Does your current option program call for a reduction of the option strike prices in the event the special dividend is paid? If your current plan does not have these provisions, you should add them to the agenda for your annual meeting and you should question the legal advice that you are currently receiving.

   I think you have a tremendous opportunity to enhance shareholder value, retire shares at book value or a discount to book value and increase short term and long term shareholder value. You must take advantage of these market conditions. You must move quickly to do so.

   Please feel free to call me at (312) 294-6440 if you wish to discuss the issues outlined in this letter.

   Very truly yours,

   /s/ Paul J. Duggan

   Paul J. Duggan, an individual shareholder
   53 West Jackson Boulevard, Suite 400
   Chicago, IL  60604